Schedule I

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital			$	36,057
Add:				
Other deductions or allowable credits				--
Total capital and allowable subordinated liabilities			$	36,057
Deductions and/or charges				
Non-allowable assets:				
Prepaid commissions	$	3,326		
Taxes receivable		5,186		(8,512)
Net capital before haircuts on securities positions				27,545
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))				--
Net capital			$	27,545

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	1,656
Accrued legal expenses		12,500
Total aggregate indebtedness	$	14,156